EXHIBIT 5

News Release

For immediate release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release. This release should be read in conjunction with BCE Inc.’s 2008 First Quarter MD&A dated May 6, 2008 (available at http://www.bce.ca/en/investors/financialperformance/quarterlyresults/) which is incorporated by reference in this release, filed by BCE Inc. with the U.S. Securities and Exchange Commission under Form 6-K and with Canadian securities commissions.

BCE REPORTS 2008 FIRST QUARTER RESULTS

  Solid Bell revenue growth; best performance in over two years

  Steady Bell EBITDA growth

  Record Q1 gross activations for Wireless

  Fewer residential NAS losses as Winbacks grow

  Strong growth in EPS before special items

MONTRÉAL, Québec, May 7, 2008 – Revenue growth and disciplined cost control at Bell led to steady financial performance as BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported results for the first quarter of 2008.

“During the quarter, we made good progress on the completion of the privatization transaction and delivered solid financial results, consistent with our plan for the year,” said Michael Sabia, Chief Executive Officer of Bell Canada. “With respect to the privatization transaction, the Québec Superior Court approved the plan of arrangement and dismissed the debentureholders’ lawsuits. The Québec Court of Appeal hearing has concluded and the court has indicated that it expects to render a decision expeditiously. Subject to meeting certain conditions, we will have received CRTC and Industry Canada approvals and expect the closing of this transaction before the end of Q2 2008.”

“In addition, Bell had its best operating revenue growth in over two years along with steady EBITDA growth. BCE’s earning per share before special items grew by 9.6%,” Mr. Sabia said.

Bell’s operating revenues grew 2.3% this quarter to $3,663 million as growth in wireless, video, data and equipment and other revenues more than offset declines in local and access and long distance revenues.

Bell’s EBITDA(1) grew by 2.8% to $1,421 million due to a focus on profitability, cost containment, ARPU growth and lower pension costs. Bell’s operating income was $471 million, or 34% lower than last year due to higher restructuring and other charges which included a $236 million charge related to the CRTC’s approval of the use of deferral account funds for the uneconomic expansion of broadband service to an additional 86 communities.

“In our wireline business, this is the first quarter in over two years that operating revenues have held steady,” said George Cope, President and Chief Operating Officer of Bell Canada.

“Wireline EBITDA also showed strength with growth of 3.3% based on a strong performance from our Enterprise and Video units along with lower labour and pension costs. In addition, significant growth in winbacks led to fewer residential line losses.”

Growth in customer winbacks and the success of The Bell Better HomeTM marketing program led to another quarter of year-over-year improvement in the rate of residential line (NAS) losses. Total NAS declined by 10.4% over the last twelve months. However, normalized for the previously announced loss of a major wholesale customer, and an adjustment to our residential NAS base following a review of historical records total NAS declined by 6.6%.

“We continued to make operating progress this quarter with a record Q1 for wireless gross activations. We were pleased that the momentum we built in the second half of 2007 in acquiring wireless subscribers continued this quarter and that 82% of our net activations were on postpaid rate plans. Customers responded to our offers and our wide array of new full-function smartphones. However, the high level of these activations and increased spending on customer retention and handset upgrades had an impact on our wireless EBITDA growth this quarter,” Mr. Cope said.

The Bell Wireless segment(2) had 351,000 gross activations, or 18.6% more than last year. Net activations this quarter were 34,000, significantly higher than the 13,000 net activations experienced in Q1 2007. Total Bell Wireless operating revenues increased by 8.7% and blended ARPU increased by $0.74 to $52.32.

Bell invested $456 million of capital this quarter, or $85 million less than last year, with a continued focus on key priorities including improving the customer experience, enhancing the wireless network, and continuing the expansion of the Fibre-to-the-node (FTTN) program.

Financial Highlights

	Q1 2008	Q1 2007	% change
($ millions except per share amounts) (unaudited)
Bell(i) Operating Revenues	$3,663	$3,579	2.3%
BCE(ii) Operating Revenues	$4,391	$4,385	0.1%
Bell EBITDA	$1,421	$1,382	2.8%
BCE EBITDA	$1,750	$1,743	0.4%
Bell Operating Income(iii)	$471	$714	(34.0%)
BCE Operating Income	$647	$921	(29.8%)
BCE Cash From Operating Activities	$894	$968	(7.6%)
BCE Free Cash Flow(3)	($75)	($157)	52.2%
BCE EPS	$0.32	$0.62	(48.4%)
BCE EPS before restructuring and other and net gains on investments(4)	$0.57	$0.52	9.6%
(i)	Bell includes the Bell Wireless and Bell Wireline segments.
(ii)	BCE’s results for Q1 2007 include Bell, Bell Aliant and Telesat while BCE’s results for Q1 2008 include only Bell and Bell Aliant.
(iii)	Bell operating income for Q1 2008 includes a $236 million charge related to the CRTC’s approval of the use of deferral account funds for the uneconomic expansion of broadband service to an additional 86 communities.

 On October 31, 2007, BCE completed the sale of Telesat. Accordingly, BCE’s results for Q1 2008 no longer reflect Telesat’s financial results while BCE’s results for Q1 2007 include Telesat’s results for the full quarter.

BCE’s operating revenue grew to $4,391 million this quarter, or 0.1% higher than last year as revenue growth at Bell and Bell Aliant was offset by the loss of Telesat’s contribution to revenue. Similarly, BCE’s EBITDA grew 0.4% to $1,750 million as Bell’s and Bell Aliant’s EBITDA growth this quarter was offset by the loss of Telesat’s contribution to EBITDA. BCE’s operating income decreased by 29.8% to $647 million due to higher restructuring and other charges at Bell and the loss of Telesat’s contribution to operating income.

BCE’s cash from operating activities decreased by 7.6% to $894 million this quarter due mainly to a decrease of $55 million in the securitization of accounts receivable at Bell Aliant. BCE’s free cash flow improved to negative $75 million this quarter from negative $157 million in Q1 2007 due primarily to lower capital spending.

BCE’s net earnings per share (EPS) was $0.32 for the quarter compared to $0.62 for the same period last year. The decrease relates to higher restructuring and other charges, mainly due to a $236 million charge related to the CRTC’s approval of the use of deferral account funds for the uneconomic expansion of broadband service to an additional 86 communities, and higher depreciation and amortization expense.

EPS before restructuring and other and net gains on investments was $0.57 in the quarter, or 9.6% higher than $0.52 in Q1 of 2007 as higher EBITDA and lower tax and interest expense more than offset higher depreciation and amortization expense.

Bell Wireline Segment
The Bell Wireline segment had stable revenues and continued to reduce the number of residential NAS losses this quarter.

  Bell Wireline operating revenues increased by 0.1% to $2,639 million this quarter as gains in video, data and equipment and other revenues offset decreases in local and access and long distance revenues. This is the first quarter in over two years that Bell Wireline operating revenues have not declined.

  Bell Wireline EBITDA increased by 3.3% to $1,011 million as cost savings, lower net benefit plans costs and pricing initiatives more than offset the ongoing erosion of our NAS customer base. Bell Wireline EBITDA margin improved by 1.2 percentage points to 38.3%.

  Bell Wireline operating income was $178 million this quarter, a decrease of 58% due to higher restructuring and other charges, related mainly to the CRTC’s approval of deferral accounts funds to be used for the uneconomic expansion of broadband service, and higher depreciation and amortization expense.

  Local and access revenues declined by 6.8% to $848 million due to ongoing NAS erosion.

  After an adjustment of 44,000 lines following a review of historical records, residential NAS declined by 106,000 this quarter, an improvement over the decline of 131,000 experienced last year reflecting the continued growth in customer winbacks and the effectiveness of The Bell Better HomeTM marketing campaign.

  Total NAS declined by 10.4% over the last twelve months. However, when normalized for the loss of a major wholesale customer and the adjustment to residential NAS, total NAS line losses were 119,000 this quarter compared with 153,000 in the same period last year, representing a year-over-year decline of 6.6%.

  Long distance revenues declined by 3.9% to $298 million this quarter due mainly to ongoing NAS erosion partly offset by pricing initiatives. This is the ninth consecutive quarter that long distance revenue erosion rates have improved.

  Data revenues increased 3.1% to $921 million this quarter due to growth in Internet revenues and higher IP Broadband revenues partly offset by the further erosion of legacy data services.

  High-speed Internet subscribers grew by 4.2% to 2,014,000 with 10,000 net activations during the quarter.

  Video revenues increased by 13.4% to $356 million this quarter due largely to an ARPU increase of $8 to $65.

  Video EBITDA increased by 40% to $77 million this quarter due to higher ARPU and cost containment.

  Total video subscribers increased by 1,000 this quarter to reach 1,823,000, or 0.1% lower than last year.

  Video subscriber churn was stable at 1.1%.

Bell Wireless Segment
The Bell Wireless segment had its best ever Q1 for gross activations.

  Total gross activations were 351,000 this quarter, or 18.6% higher than last year.

  Total net activations were 34,000 this quarter, a significant improvement compared to the 13,000 net activations in Q1 last year. Approximately 82% of the net activations this quarter were postpaid.

  The Bell Wireless client base reached 6,250,000, up 7.4% over last year.

  Blended churn of 1.6% was unchanged from Q1 2007. Postpaid churn increased by 0.1 percentage points to 1.3% while prepaid churn decreased by 0.1 percentage points to 2.8%.

  Total Bell Wireless operating revenues grew 8.7% to $1,041 million due to a larger subscriber base and stronger equipment sales. Wireless network revenues increased by 7.4% to $955 million and wireless equipment revenues grew by 29.8% to $74 million due to higher gross activations and customer upgrades.

  Bell Wireless EBITDA grew by 1.7% to $410 million this quarter as higher revenues were partly offset by the costs associated with higher levels of gross activations and customer upgrades.

  EBITDA margins on network revenues this quarter decreased by 2.4 percentage points to 42.9% this quarter.

  Bell Wireless operating income increased by 0.7% to $293 million this quarter.

  Blended and postpaid ARPU remained relatively stable at $52 and $64 respectively while prepaid ARPU increased $2 to $17.

  Cost of acquisition decreased by 5.7% to $396 per gross activation, reflecting lower marketing expenses and higher gross activations.

Bell Aliant Regional Communications
Bell Aliant’s revenues increased 1.6% this quarter to $865 million due to growth in Internet, data and IT services offsetting declines in local and access and long distance services. Operating income was $176 million, or 1.1% lower than the previous year due to higher depreciation and amortization expense.

Telesat
With the sale of Telesat on October 31, 2007, BCE’s results for Q1 2008 no longer include Telesat’s financial results. In Q1 2007, Telesat had revenues of $122 million and operating income of $38 million.

Notes The information contained in this news release is unaudited.
(1)

The term EBITDA does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation and amortization of intangible assets and restructuring and other.

We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation and amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring.

EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.

The most comparable Canadian GAAP financial measure is operating income. The following table is a reconciliation of operating income to EBITDA.

($ millions)

BCE	Q1 2008	Q1 2007

Operating income	647	921
Depreciation and amortization of intangible assets	820	786
Restructuring and other	283	36

EBITDA	1,750	1,743

BELL	Q1 2008	Q1 2007

Operating income	471	714
Depreciation and amortization of intangible assets	667	628
Restructuring and other	283	40

EBITDA	1,421	1,382

BELL WIRELINE	Q1 2008	Q1 2007

Operating income	178	423
Depreciation and amortization of intangible assets	553	516
Restructuring and other	280	40

EBITDA	1,011	979

BELL WIRELESS	Q1 2008	Q1 2007

Operating income	293	291
Depreciation and amortization of intangible assets	114	112
Restructuring and other	3	-

EBITDA	410	403

(2)

Consistent with North American industry practices, total wireless gross activations, net activations and subscribers include 100% of Virgin Mobile’s subscribers. Wireless ARPU, churn, usage per subscriber and cost of acquisition continue to be computed by including 50% of Virgin Mobile’s results, a level corresponding to Bell Canada’s ownership position.

(3)

The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. We believe that free cash flow is also used by certain investors and analysts in valuing a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash from operating activities. The following table is a reconciliation of cash from operating activities to free cash flow on a consolidated basis.

($ millions)

	Q1 2008	Q1 2007

Cash flows from operating activities	894	968
Capital expenditures	(551)	(721)
Total dividends paid	(419)	(406)
Other investing activities	1	2

Free cash flow	(75)	(157)

(4)

The term net earnings (or EPS) before restructuring and other and net gains on investments does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

We use net earnings before restructuring and other and net gains on investments, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other and net gains on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are necessarily non-recurring.

The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The following table is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other and net gains on investments on a consolidated basis and per BCE Inc. common share.

($ millions except per share amounts)

	Q1 2008		Q1 2007

		PER		PER
	TOTAL	SHARE	TOTAL	SHARE

Net earnings applicable to common shares	258	0.32	499	0.62
Restructuring and other	197	0.25	25	0.03
Net (gains) losses on investments	2	0.00	(104)	(0.13)

Net earnings before restructuring and other and net gains on investments	457	0.57	420	0.52

Caution Concerning Forward-Looking Statements
This news release contains forward-looking statements relating to the proposed privatization of BCE, legal proceedings related thereto and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions including, in particular, the inherent uncertainty regarding the conduct, outcome and timing of any litigation. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, we cannot guarantee that any forward-looking statement will materialize.

The completion of the proposed privatization transaction is subject to a number of terms and conditions, including, without limitation: (i) satisfaction of the conditions to the approvals of the Canadian Radio-television and Telecommunications Commission and the Minister of Industry, (ii) resolution of the appeals filed by or on behalf of certain debentureholders of Bell Canada with regard to the plan of arrangement, and any related stay or injunction that would prevent closing pending resolution of such appeals, and (iii) certain termination rights available to the parties under the definitive agreement dated June 29, 2007, as amended, governing the terms of the transaction. The conditions to these approvals may not be satisfied, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the definitive agreement may exercise their termination rights, in which case the proposed privatization transaction could be modified, restructured or terminated, as applicable. Failure to complete the proposed privatization transaction could have a material adverse impact on the market price of BCE’s shares.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed privatization transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2007 annual MD&A dated March 5, 2008 included in the Bell Canada Enterprises 2007 Annual Report, BCE’s 2008 First Quarter MD&A dated May 6, 2008, the definitive agreement dated June 29, 2007, as amended, and BCE’s management proxy circular dated August 7, 2007, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

About BCE Inc.
BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. BCE also holds an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States.

For inquiries, please contact: Pierre Leclerc Bell Canada, Media Relations 514 391-2007 1 877 391-2007 pierre.leclerc@bell.ca	Thane Fotopoulos BCE, Investor Relations 514 870-4619 thane.fotopoulos@bell.ca